

July 17, 2012

<u>Via E-Mail</u>
Amy R. Curtis, Esq.
Thompson & Knight LLP
333 Clay Street, Suite 3300
Houston, TX 77002

> **Re:** **The Edelman Financial Group Inc.**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed on July 6, 2012**
> **File No. 0-30066**
>
> **Schedule 13E-3 Amendment No. 2**
> **Filed on July 6, 2012**
> **File No. 5-57743**

Dear Ms. Curtis:

We have reviewed the above filings and have the following comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

1. We note your response to prior comment 3, and we have reviewed the supplemental materials you have provided to us, including the Retreat Projections, the Revised Projections and the final projections (referred to in the proxy statement as the "Projections"). We have compared these projections to the table provided on page 78 of the revised proxy statement and note the following:

    -   The table's "Revenue" line item matches the Revenue line item from the Revised Projections supplemental materials, not the Projections supplemental materials.

    -   The table's "Adjusted Revenue" line item matches the Revenue line item from the Projections supplemental materials, which has no line item entitled "Adjusted Revenue."

    -   The table's "Core EBIDTA" line item does not match the EBITDA line item from the Projections or Revised Projections supplemental materials.

    -   The table's "Adjusted Core EBIDTA" line item matches the EBITDA line item from the Projections supplemental materials.

Please advise and revise to reconcile the inconsistency between the table on page 78 and the projections provided supplementally. If the supplemental Projections were in fact the final projections, please advise why the Company believes that the line items included in the supplemental Projections, including operating expenses and net income, are not material to a shareholder's evaluation of the going-private transaction.

2.   Please expand footnote 1 to the table on page 78 to provide a more detailed explanation of the adjustments made. Revise footnote 3 to provide a more detailed description of the minority interests.

3.   We note that the Retreat Projections provided to us supplementally in your letter dated June 22, 2012 contain a line item for net income. We also note that the Retreat Projections are included as Exhibit 99(c)(5) to the amended Schedule 13E-3 filed on July 6, 2012 and also include a line item for net income. Please advise why the net income line items from each document differ. Which projections are the actual Retreat Projections?

4.   We note your response to prior comment 4 and we disagree with your view that the Retreat Projections are not materially related to the going private transaction. Please provide a complete set of material line items for the Retreat Projections, the Revised Projections and the Projections. Alternatively, please supplement the existing narrative disclosure of the Retreat Projections and the Revised Projections to provide quantified disclosure of the differences between the Retreat Projections, the Revised Projections and the Projections. For example, in the narrative discussion of the Retreat Projections, disclose the differences in projected revenue, EBITDA and net income for the periods 2012 to 2014 between the Retreat Projections and the Projections. Provide similar information in the narrative discussion of the Revised Projections. We note that revenue, EBITDA and net income line items are listed in the supplementally provided Projections as well as in the Retreat Projections table on page 19 of Exhibit 99(c)(5), and the differences in such line items appear quite significant.

Certain Projections, page 76

5.   The second sentence of this section indicates that the Company provided Lee Equity with certain financial forecasts of the Company's operating performance for years 2012 through 2014 prepared by management. If these forecasts are identical to the Projections, as defined in the following sentence of that paragraph, please disclose such in this paragraph. If not, please disclose such forecasts in the proxy statement.

* * * *

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions